Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Three months	Three months
	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	March 31,	March 31,
	2012	2011	2010	2012	2011

Earnings: (1)
Net income	$130,330	$122,874	$123,854	$56,018	$48,562
Income taxes	88,681	82,859	77,100	34,388	28,566
Fixed Charges (See below) (2)	77,936	80,650	81,803	17,798	20,512
Total adjusted earnings	$296,947	$286,383	$282,757	$108,204	$97,640
Fixed charges: (2)
Total interest expense	$77,573	$80,281	$81,425	$17,713	$20,421
Interest component of rents	363	369	378	85	91
Total fixed charges	$77,936	$80,650	$81,803	$17,798	$20,512

Ratio of earnings to fixed charges	3.8	3.6	3.5	6.1	4.8
(1)  For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.
(2)  Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.